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91222 (4/13) *Archive Copy*



National Union Fire Insurance Company of Pittsburgh, Pa.

A capital stock company

POLICY NUMBER: 01-105-10-16   REPLACEMENT OF POLICY NUMBER: 02-778-39-37

INVESTMENT COMPANY BLANKET BOND

DECLARATIONS:

ITEM 1.   Name of Insured (herein called Insured):   DOUBLELINE FUNDS TRUST
           Principal Address: 333 S GRAND AVE
                                                        LOS ANGELES, CA 90071-1504

ITEM 2.   Bond Period: from 12:01 a.m. March 31, 2015   to March 31, 2016
           the effective date of the termination or cancellation of this bond, standard time
           at the Principal Address as to each of said dates.

ITEM 3.   Limit of Liability - Subject to Sections 9, 10 and 12 hereof,

	Single Loss Limit of Liability	Single Loss Deductible
Insuring Agreement A - Fidelity	$11,500,000	$50,000
Insuring Agreement B - Audit Expense	$11,500,000	$50,000
Insuring Agreement C - On Premises	$11,500,000	$50,000
Insuring Agreement D - In Transit	$11,500,000	$50,000
Insuring Agreement E - Forgery or Alteration	$11,500,000	$50,000
Insuring Agreement F - Securities	$11,500,000	$50,000
Insuring Agreement G - Counterfeit Currency	$11,500,000	$50,000
Insuring Agreement H - Stop Payment	$11,500,000	$50,000
Insuring Agreement I - Uncollectible Item of Deposit	$11,500,000	$50,000

If "Not Covered" is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

ITEM 4.   Offices or Premises Covered-Offices acquired or established subsequent to the
           effective date of this bond are covered according to the terms of General
           Agreement A. All the Insured's offices or premises in existence at the time this
           bond becomes effective are covered under this bond except the offices or
           premises located as follows: **No Exceptions**

ITEM 5.   The liability of the Underwriter is subject to the terms of the following riders
           attached thereto: Endorsement #1,#2, #3, #4, #5, #6, #7, #8, #9, #10, #11,
           #12, #13

ITEM 6. The Insured by the acceptance of this bond gives to the Underwriter terminating or
         canceling prior bond(s) or policy(ies) No.(s) 02-778-39-37 such termination or
         cancellation to be effective as of the time this bond becomes effective.

PREMIUM: $41,323

IN WITNESS WHEREOF, the **Insurer** has caused this Policy to be signed by its President, Secretary and Authorized Representative. This Policy shall not be valid unless signed below at the time of issuance by an authorized representative of the insurer.



_____
PRESIDENT
National Union Fire Insurance
Company of Pittsburgh, Pa.



_____
SECRETARY
National Union Fire Insurance
Company of Pittsburgh, Pa.

_____
AUTHORIZED REPRESENTATIVE

_____   _____   _____
COUNTERSIGNED AT   DATE   COUNTERSIGNATURE

ARTHUR J. GALLAGHER & CO. INSURANCE BROKERS OF CAL
505 N BRAND BLVD
STE 600
GLENDALE, CA 91203-3018

1362712



National Union Fire Insurance Company of Pittsburgh Pa.

A capital stock company

INVESTMENT COMPANY BLANKET BOND

The Underwriter, in consideration of an agreed premium, and subject to the Declarations made a part hereof, the General Agreements, Conditions and Limitations and other terms of this bond, agrees with the Insured, in accordance with the Insuring Agreements hereof to which an amount of insurance is applicable as set forth in Item 3 of the Declarations and with respect to loss sustained by the Insured at any time but discovered during the Bond Period, to indemnify and hold harmless the Insured for:

INSURING AGREEMENTS

(A) FIDELITY

Loss resulting from any dishonest or fraudulent act(s), including Larceny or Embezzlement committed by an Employee, committed anywhere and whether committed alone or in collusion with others, including loss of Property resulting from such acts of an Employee, which Property is held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

Dishonest or fraudulent act(s) as used in this Insuring Agreement shall mean only dishonest or fraudulent act(s) committed by such Employee with the manifest intent:

- (a) to cause the Insured to sustain such loss; and
- (b) to obtain financial benefit for the Employee, or for any other person or organization intended by the Employee to receive such benefit, other than salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pensions or other employee benefits earned in the normal course of employment.

(B) AUDIT EXPENSE

Expense incurred by the Insured for that part of the costs of audits or examinations required by any governmental regulatory authority to be conducted either by such authority or by an independent accountant by reason of the discovery of loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement of any of the Employees. The total liability of the Underwriter for such expense by reason of such acts of any Employee or in which such Employee is concerned or implicated or with respect to any one audit or examination is limited to the amount stated opposite Audit Expense in Item

3 of the Declarations; it being understood, however, that such expense shall be deemed to be a loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement of one or more of the Employees and the liability under this paragraph shall be in addition to the Limit of liability stated in Insuring Agreement (A) in Item 3 of the Declarations.

(C) ON PREMISES

Loss of Property (occurring with or without negligence or violence) through robbery, burglary, Larceny, theft, hold up, or other fraudulent means, misplacement, mysterious unexplainable disappearance, damage thereto or destruction thereof, abstraction or removal from the possession, custody or control of the Insured, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is (or is supposed or believed by the Insured to be) lodged or deposited within any offices or premises located anywhere, except in an office listed in Item 4 of the Declarations or amendment thereof or in the mail or with a carrier for hire other than an armored motor vehicle company, for the purpose of transportation.

Offices and Equipment

- (1) Loss of or damage to, furnishings, fixtures, stationery, supplies or equipment, within any of the Insured's offices covered under this bond caused by Larceny or theft in, or by burglary, robbery or hold up of such office, or attempt thereat, or by vandalism or malicious mischief; or

- (2) loss through damage to any such office by Larceny or theft in, or by burglary, robbery or holdup of such office or attempt thereat, or to the interior of any such office by

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vand alism or malicious mischief provided, in any event, that the Insured is the owner of such offices, furnishings, fixtures, stationery, supplies or equipment or is legally liable for such loss or damage, always excepting, however, all loss or damage through fire.

(D) IN TRANSIT

Loss of Property (occurring with or without negligence or violence) through robbery, Larceny, theft, holdup, misplacement, mysterious unexplainable disappearance, being lost or otherwise made away with, damage thereto or destruction thereof, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is in transit anywhere in the custody of any person or persons acting as messenger, except while in the mail or with a carrier for hire, other than an armored motor vehicle company, for the purpose of transportation, such transit to begin immediately upon receipt of such Property by the transporting person or persons, and to end immediately upon delivery thereof at destination.

(E) FORGERY OR ALTERATION

Loss through FORGERY or ALTERATION of, on or in any bills of exchange, checks, drafts, acceptances, certificates of deposit. promissory notes, or other written promises, orders or directions to pay sums certain in money, due bills, money orders, warrants, orders upon public treasuries, letters of credit, written instructions, advices or applications directed to the Insured, authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions or advices or applications purport to have been signed or endorsed by any customer of the Insured, shareholder or subscriber to shares, whether certificated or uncertificated, of any Investment Company or by any financial or banking institution or stockbroker but which instructions, advices or applications either bear the forged signature or endorsement or have been altered without the knowledge and consent of such customer, shareholder or subscriber to shares, whether certificated or uncertificated, of an Investment Company, financial or banking institution or stockbroker, withdrawal orders or receipts for the withdrawal of funds or Property, or receipts or certificates of deposit for Property and bearing the name of the Insured as

issuer, or of another Investment Company for which the Insured acts as agent, excluding, however, any loss covered under Insuring Agreement (F) hereof whether or not coverage for Insuring Agreement (F) is provided for in the Declarations of this bond.

Any check or draft (a) made payable to a fictitious payee and endorsed in the name of such fictitious payee or (b) procured in a transaction with the maker or drawer thereof or with one acting as an agent of such maker or drawer or anyone impersonating another and made or drawn payable to the one so impersonated and endorsed by anyone other than the one impersonated, shall be deemed to be forged as to such endorsement.

Mechanically reproduced facsimile signatures are treated the same as handwritten signatures.

(F) SECURITIES

Loss sustained by the Insured, including loss sustained by reason of a violation of the constitution, by-laws, rules or regulations of any Self Regulatory Organization of which the Insured is a member or which would have been imposed upon the Insured by the constitution, by-laws, rules or regulations of any Self Regulatory Organization if the Insured had been a member thereof,

(1) through the Insured's having, in good faith and in the course of business, whether for its own account or for the account of others, in any representative, fiduciary, agency or any other capacity, either gratuitously or otherwise, purchased or otherwise acquired, accepted or received, or sold or delivered, or given any value, extended any credit or assumed any liability, on the faith of, or otherwise acted upon, any securities, documents or other written instruments which prove to have been

  (a) counterfeited, or
  (b) forged as to the signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent or registrar, acceptor, surety or guarantor or as to the signature of any person signing in any other capacity, or
  (c) raised or otherwise altered, or lost, or stolen, or

(2) through the Insured's having, in good faith and in the course of business,

guaranteed in writing or witnessed any signatures whether for valuable consideration or not and whether or not such guaranteeing or witnessing is ultra vires the Insured, upon any transfers, assignments, bills of sale, powers of attorney, guarantees, endorsements or other obligations upon or in connection with any securities, documents or other written instruments and which pass or purport to pass title to such securities, documents or other written instruments; EXCLUDING, losses caused by FORGERY or ALTERATION of, on or in those instruments covered under Insuring Agreement (E) hereof.

Securities, documents or other written instruments shall be deemed to mean original (including original counterparts) negotiable or non-negotiable agreements which in and of themselves represent an equitable interest, ownership, or debt, including an assignment thereof which instruments are in the ordinary course of business, transferable by delivery of such agreements with any necessary endorsement or assignment.

The word "counterfeited" as used in this Insuring Agreement shall be deemed to mean any security, document or other written instrument which is intended to deceive and to be taken for an original.

Mechanically produced facsimile signatures are treated the same as handwritten signatures.

(G) COUNTERFEIT CURRENCY

Loss through the receipt by the Insured, in good faith, of any counterfeited money orders or altered paper currencies or coin of the United States of America or Canada issued or purporting to have been issued by the United States of America or Canada or issued pursuant to a United States of America or Canadian statute for use as currency.

(H) STOP PAYMENT

Loss against any and all sums which the Insured shall become obligated to pay by reason of the Liability imposed upon the Insured by law for damages:

For having either complied with or failed to comply with any written notice of any customer, shareholder or subscriber of the Insured or any Authorized Representative of such customer, shareholder or subscriber to stop payment of any check or draft made or drawn by such customer, shareholder or subscriber or any Authorized Representative of such customer, shareholder or subscriber, or

For having refused to pay any check or draft made or drawn by any customer, shareholder or subscriber of the Insured or any Authorized Representative of such customer, shareholder or subscriber.

(I) UNCOLLECTIBLE ITEMS OF DEPOSIT

Loss resulting from payments of dividends or fund shares, or withdrawals permitted from any customer's, shareholder's or subscriber's account based upon Uncollectible Items of Deposit of a customer, shareholder or subscriber credited by the Insured or the Insureds agent to such customer's, shareholder's or subscriber's Mutual Fund Account; or

loss resulting from any Item of Deposit processed through an Automated Clearing House which is reversed by the customer, shareholder or subscriber and deemed uncollectible by the Insured.

Loss includes dividends and interest accrued not to exceed 15% of the Uncollectible Items which are deposited.

This Insuring Agreement applies to all Mutual Funds with "exchange privileges" if all Fund(s) in the exchange program are insured by a National Union Fire Insurance Company of Pittsburgh, PA for Uncollectible Items of Deposit. Regardless of the number of transactions between Fund(s), the minimum number of days of deposit within the Fund(s) before withdrawal as declared in the Fund(s) prospectus shall begin from the date a deposit was first credited to any Insured Fund(s).

GENERAL AGREEMENTS

A. ADDITIONAL OFFICES OR EMPLOYEES-CONSOLIDATION OR MERGER- NOTICE

1. If the Insured shall, while this bond is in force, establish any additional office or offices, such office or offices shall be automatically covered hereunder from the dates of their establishment, respectively. No notice to the Underwriter of an increase during any premium period in the number of offices or in the number of Employees at any of the offices covered hereunder need be given and no additional premium need be paid for the remainder of such premium period.

2. If an Investment Company, named as Insured herein, shall, while this bond is in force, merge or consolidate with, or purchase the assets of another institution, coverage for such acquisition shall apply automatically from the date of acquisition. The Insured shall notify the Underwriter of such acquisition within 60 days of said date, and an additional premium shall be computed only if such acquisition involves additional offices or employees.

B. WARRANTY

No statement made by or on behalf of the Insured, whether contained in the application or otherwise, shall be deemed to be a warranty of anything except that it is true to the best of the knowledge and belief of the person making the statement.

C. COURT COSTS AND ATTORNEYS' FEES
(Applicable to all Insuring Agreements or Coverages now or hereafter forming part of this bond)

The Underwriter will indemnify the Insured against court costs and reasonable attorneys' fees incurred and paid by the Insured in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled of any suit or legal proceeding brought against the Insured to enforce the Insureds liability or alleged liability on account of any loss, claim or damage which, if established against the Insured, would constitute a loss sustained by the Insured covered under the terms of this bond provided, however, that with respect to Insuring Agreement (A) this indemnity shall apply only in the event that

(1) an Employee admits to being guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement; or

(2) an Employee is adjudicated to be guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement;

(3) in the absence of (1) or (2) above an arbitration panel agrees, after a review of an agreed statement of facts, that an Employee would be found guilty of dishonesty if such Employee were prosecuted.

The Insured shall promptly give notice to the Underwriter of any such suit or legal proceeding and at the request of the Underwriter shall furnish it with copies of all pleadings and other papers therein. At the Underwriter's election the Insured shall permit the Underwriter to conduct the defense of such suit or legal proceeding, in the Insureds name, through attorneys of the Underwriter's selection. In such event, the Insured shall give all reasonable information and assistance which the Underwriter shall deem necessary to the proper defense of such suit or legal proceeding.

If the amount of the Insured's liability or alleged liability is greater than the amount recoverable under this bond, or if a Deductible Amount is applicable, or both, the liability of the Underwriter under this General Agreement is limited to the proportion of court costs and attorneys' fees incurred and paid by the Insured or by the Underwriter that the amount recoverable under this bond bears to the total of such amount plus the amount which is not so recoverable. Such indemnity shall be in addition to the Limit of Liability for the applicable Insuring Agreement or Coverage.

D. FORMER EMPLOYEE

Acts of an Employee, as defined in this bond, are covered under Insuring Agreement (A) only while the Employee is in the Insured's employ. Should loss involving a former Employee of the Insured be discovered subsequent to the termination of employment, coverage would still apply under Insuring Agreement (A) if the direct proximate cause of the loss occurred while the former Employee performed duties within the scope of his / her employment.

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SECTION 1. DEFINITIONS

The following term s, as used in this bond, shall have the respecti ve m eanings stated i n this Section:

(a) "Employee" means:

(1) any of the lnsu re d 's officers, partners , or employees, and

(2) any of the officers or em ployees of any predecessor of the I nsured whose pri nci pa l assets are acqu ired by the Insured by conso lidation or m erger wi th, or purchase of assets or capital stock of such predecessor. and

(3) attorneys retai ned by the I nsu red to perform legal services for the Insured an d the em ployees of such attorneys while such attorneys or the em ployees of such attorneys are perform ing such services for the Insured, and

(4) guest studen ts pu rsui ng their stud ies or duties i n any of the Insureds offices, and

(5) directors or trustees of the Insured, the i nvestm ent advisor, und erwriter (d istri butor), transfer agent, or shareholder accou n ting record keeper, or ad m inistrator authorized by wri tten agreem ent to keep f inancial and / or other req u ired records, but only while perform ing acts com ing with in the scope of the usual duties of an officer or employee or while acting as a m em ber of any com m ittee duly elected or appoi n ted to exam i ne or aud it or have custody of or access to the Property of the Insu red, and

(6) any ind ividual or ind ividuals assigned to perform the usua l duties of an employee with in the premises of the Insured, by contract, or by any agen cy furnishi ng tem porary person nel on a contingen t or part- ti me basis, and

(7) each natural person , partnershi p or corporation authori zed by wri tten agreem ent with the I nsu red to perform services as electron ic data processor of checks or other

accoun ting records of the Insured, but excludi ng any such processor who acts as transfer agent or in any other agency capacity i n issui ng checks, drafts or securities for the Insu red, unless included u nder Sub- section (9) hereof, and

(8) those persons so desig nated in Section 15, Central Hand ling of Securities, and

(9) any officer, par tner or Em ployee of
a) an investment advisor,
b) an u nderwri ter (distri butor),
c) a transfer agent or shareholder accoun ti ng record- keeper, or
d) an ad mi n istrator authorized by written agreement to keep finan cial and/ or other requi red records ,

for an I nvestment Compan y na med as Insu red while perform ing acts com ing wi thi n the scope of the usual duties of an officer or Em ployee of any I nvestm ent Com pany nam ed as I nsu red herei n , or wh ile acting as a m em ber of any com m ittee d u ly elected or appoi nted to exam i ne or aud it or have custody of or access to the Property of any such lnvestm ent Com pany, provided that only Em ployees or partners of a tra nsfer agen t, shareholder accounti ng record- keeper or ad m i nistrator wh ich is an affiliated person as def ined i n the l nvestm ent Com pan y Act of 1940, of an l nvestm ent Com pany named as Insured or is an aff iliated person of the adviser, underwriter or ad m inistrator of such lnvestm ent Com pany, an d which is not a bank, shall be included wi thin the definition of Em ployee.

Each em ployer of tern porary person nel or processors as set forth i n Sub- Sections (6) and of Section 1(a) and thei r partners, off icers and em ployees shall collectively be deem ed to be one person for all the pu rposes of this bond , excepti ng, however, the last parag raph of Section 13.

Brokers, or other agents under contract or representatives of the same general character shall not be considered Employees.

(b) "Property" means money (i.e.. currency, coin, bank notes, Federal Reserve notes), postage and revenue stamps, U.S. Savings Stamps, bullion, precious metals of all kinds and in any form and articles made therefrom, jewelry, watches, necklaces, bracelets, gems, precious and semi-precious stones, bonds, securities, evidences of debts, debentures, scrip, certificates, interim receipts, warrants, rights, puts, calls, straddles, spreads, transfers, coupons, drafts, bills of exchange, acceptances, notes, checks, withdrawal orders, money orders, warehouse receipts, bills of lading, conditional sales contracts, abstracts of title, insurance policies, deeds, mortgages under real estate and/or chattels and upon interests therein, and assignments of such policies, mortgages and instruments, and other valuable papers, including books of account and other records used by the Insured in the conduct of its business, and all other instruments similar to or in the nature of the foregoing including Electronic Representations of such instruments enumerated above (but excluding all data processing records) in which the Insured has an interest or in which the Insured acquired or should have acquired an interest by reason of a predecessor's declared financial condition at the time *e* of the Insured's consolidation or merger with, or purchase of the principal assets of, such predecessor or which are held by the Insured for any purpose or in any capacity and whether so held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

(c) "Forgery" means the signing of the name of another with intent to deceive; it does not include the signing of one's own name with or without authority, in any capacity, for any purpose.

(d) "larceny and Embezzlement" as it applies to any named Insured means those acts as set forth in Section 37 of

the Investment Company Act of 1940.

(e) "1tems of Deposit" means any one or more checks and drafts. Items of Deposit shall not be deemed uncollectible until the lnsured's collection procedures have failed.

SECTION 2. EXCLUSIONS

THIS BOND DOES NOT COVER:

(a) loss effected directly or indirectly by means of forgery or alteration of, on or in any instrument, except when covered by Insuring Agreement (A), (E), (F) or (G).

(b) loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (D), and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit.

(c) loss, in time of peace or war, directly or indirectly caused by or resulting from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy.

(d) loss resulting from any wrongful act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known unless such person is also an Employee or an elected official, partial owner or partner of the Insured in some other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body.

(e) loss resulting from the complete or partial non-payment of, or default upon, any loan or transaction in the nature of, or amounting to, a loan made by or obtained from the Insured or any of its partners, directors or Employees, whether authorized or unauthorized and whether procured in good faith or through trick, artifice, fraud or false pretenses. unless such

loss is covered under Insuring Agreement (A), (E) or (F).

(f) loss resulting from any violation by the Insured or by any Employee

    (1) of law regulating (a) the issuance, purchase or sale of securities, (b) securities transactions upon Security Exchanges or over the counter market, (c) Investment Companies, or (d) Investment Advisors, or

    (2) of any rule or regulation made pursuant to any such law, unless such loss, in the absence of such laws, rules or regulations, would be covered under Insuring Agreements (A) or (E).

(g) loss of Property or loss of privileges through the misplacement or loss of Property as set forth in Insuring Agreement (C) or (D) while the Property is in the custody of any armored motor vehicle company, unless such loss shall be in excess of the amount recovered or received by the Insured under (a) the Insureds contract with said armored motor vehicle company, (b) insurance carried by said armored motor vehicle company for the benefit of users of its service, and (c) all other insurance and indemnity in force in whatsoever form carried by or for the benefit of users of said armored motor vehicle company's service, and then this bond shall cover only such excess.

(h) potential income, including but not limited to interest and dividends, not realized by the Insured because of a loss covered under this bond, except as included under Insuring Agreement (I).

(i) all damages of any type for which the Insured is legally liable, except direct compensatory damages arising from a loss covered under this bond.

(j) loss through the surrender of Property away from an office of the Insured as a result of a threat

    (1) to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as

    messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat, or

    (2) to do damage to the premises or

Property of the Insured, except when covered under Insuring Agreement (A).

(k) all costs, fees and other expenses incurred by the Insured in establishing the existence of or amount of loss covered under this bond unless such indemnity is provided for under Insuring Agreement (B).

(l)) loss resulting from payments made or withdrawals from the account of a customer of the Insured, shareholder or subscriber to shares involving funds erroneously credited to such account, unless such payments are made to or withdrawn by such depositor or representative of such person, who is within the premises of the drawee bank of the Insured or within the office of the Insured at the time of such payment or withdrawal or unless such payment is covered under Insuring Agreement (A).

(m) any loss resulting from Uncollectible Items of Deposit which are drawn from a financial institution outside the fifty states of the United States of America, District of Columbia, and territories and possessions of the United States of America, and Canada.

SECTION 3. ASSIGNMENT OF RIGHTS

This bond does not afford coverage in favor of any Employers of temporary personnel or of processors as set forth in sub-sections (6) and (7) of Section 1(a) of this bond, as aforesaid, and upon payment to the Insured by the Underwriter on account of any loss through dishonest or fraudulent act(s) including Larceny or Embezzlement committed by any of the partners, officers or employees of such Employers, whether acting alone or in collusion with others, an assignment of such of the Insureds rights and causes of action as it may have against such Employers by reason of such acts so committed shall, to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights herein provided for.

SECTION 4. LOSS- NOTICE- PROOF- LEGAL PROCEEDINGS

This bond is for the use and benefit only of the Insured named in the Declarations and the Underwriter shall not be liable hereunder for

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loss sustained by anyone other than the Insured unless the Insured, in its sole discretion and at its option, shall include such loss in the lnsured's proof of loss. At the earliest practicable moment after discovery of any loss hereunder the Insured shall give the Underwriter written notice thereof and shall also within six months after such discovery furnish to the Underwriter affirmative proof of loss with full particulars. If claim is made under this bond for loss of securities or shares, the Underwriter shall not be liable unless each of such securities or shares is identified in such proof of loss by a certificate or bond number or, where such securities or shares are uncertificated, by such identification means as agreed to by the Underwriter. The Underwriter shall have thirty days after notice and proof of loss within which to investigate the claim, but where the loss is clear and undisputed, settlement shall be made within forty-eight hours; and this shall apply notwithstanding the loss is made up wholly or in part of securities of which duplicates may be obtained. Legal proceedings for recovery of any loss hereunder shall not be brought prior to the expiration of sixty days after such proof of loss is filed with the Underwriter nor after the expiration of twenty-four months from the discovery of such loss, except that any action or proceeding to recover hereunder on account of any judgment against the Insured in any suit mentioned in General Agreement C or to recover attorneys' fees paid in any such suit, shall be begun within twenty-four months from the date upon which the judgment in such suit shall become final. If any Limitation embodied in this bond is prohibited by any law controlling the construction hereof, such Limitation shall be deemed to be amended so as to be equal to the minimum period of limitation permitted by such law.

Discovery occurs when the Insured
(a) becomes aware of facts, or
(b) receives written notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstance

which would cause a reasonable person to assume that a loss covered by the bond has been or will be incurred even though the exact amount or details of loss may not be then known.

SECTION 5. VALUATION OF PROPERTY

The value of any Property, except books of accounts or other records used by the Insured in the conduct of its business, for the loss of which a claim shall be made hereunder, shall be determined by the average market value of such Property on the business day next preceding the discovery of such loss; provided, however, that the value of any Property replaced by the Insured prior to the payment of claim therefor shall be the actual market value at the time of replacement; and further provided that in case of a loss or misplacement of interim certificates, warrants, rights, or other securities, the production which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value thereof shall be the market value of such privileges immediately preceding the expiration thereof if said loss or misplacement is not discovered until after their expiration. If no market price is quoted for such Property or for such privileges, the value shall be fixed by agreement between the parties or by arbitration.

In case of any loss or damage to Property consisting of books of accounts or other records used by the Insured in the conduct of its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

SECTION 6. VALUATION OF PREMISES AND FURNISHINGS

In case of damage to any office of the Insured, or loss of or damage to the furnishings, fixtures, stationery, supplies, equipment, safes or vaults therein, the Underwriter shall not be liable for more than the actual cash value thereof, or for more than the actual cost of their replacement or repair. The Underwriter may, at its election, pay such actual cash value or make such replacement or repair. If the Underwriter and the Insured cannot agree upon such cash value or such cost of replacement or repair, such shall be determined by arbitration.

SECTION 7. LOST SECURITIES

If the Insured shall sustain a loss of securities the total value of which is in excess of the limit stated in Item 3 of the Declarations of this bond, the liability of the Underwriter shall

be limited to payment for, or duplication of, securities having value equal to the limit stated in Item 3 of the Declarations of this bond.

If the Underwriter shall make payment to the Insured for any loss of securities, the Insured shall thereupon assign to the Underwriter all of the Insureds rights, title and interests in and to said securities.

With respect to securities the value of which do not exceed the Deductible Amount (at the time of the discovery of the loss) and for which the Underwriter may at its sole discretion and option and at the request of the Insured issue a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured will pay the usual premium charged therefor and will indemnify the Underwriter against all loss or expense that the Underwriter may sustain because of the issuance of such Lost Instrument Bond or Bonds.

With respect to securities the value of which exceeds the Deductible Amount (at the time of discovery of the loss) and for which the Underwriter may issue or arrange for the issuance of a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured agrees that it will pay as premium therefor a proportion of the usual premium charged therefor, said proportion being equal to the percentage that the Deductible Amount bears to the value of the securities upon discovery of the loss, and that it will indemnify the issuer of said Lost Instrument Bond or Bonds against all loss and expense that is not recoverable from the Underwriter under the terms and conditions of this INVESTMENT COMPANY BLANKET BOND subject to the Limit of Liability hereunder.

SECTION 8. SALVAGE

In case of recovery, whether made by the Insured or by the Underwriter, on account of any loss in excess of the Limit of Liability hereunder plus the Deductible Amount applicable to such loss from any source other than suretyship, insurance, reinsurance, security or indemnity taken by or for the benefit of the Underwriter, the net amount of such recovery, less the actual costs and expenses of making same, shall be applied to reimburse the Insured in full for the excess portion of such loss, and the remainder, if any, shall be paid first in reimbursement of the Underwriter and thereafter in reimbursement of the Insured for that part of

such loss within the Deductible Amount. The Insured shall execute all necessary papers to secure to the Underwriter the rights provided for herein.

SECTION 9. NON- REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY

At all times prior to termination hereof this bond shall continue in force for the limit stated in the applicable sections of Item 3 of the Declarations of this bond notwithstanding any previous loss for which the Underwriter may have paid or be liable to pay hereunder; PROVIDED, however, that regardless of the number of years this bond shall continue in force and the number of premiums which shall be payable or paid, the liability of the Underwriter under this bond with respect to all loss resulting from

(a) any one act of burglary, robbery or holdup, or attempt thereat, in which no Partner or Employee is concerned or implicated shall be deemed to be one loss, or

(b) any one unintentional or negligent act on the part of any one person resulting in damage to or destruction or misplacement of Property, shall be deemed to be one loss, or

(c) all wrongful acts, other than those specified in (a) above, of any one person shall be deemed to be one loss, or

(d)) all wrongful acts, other than those specified in (a) above, of one or more persons (which dishonest act(s) or act(s) of Larceny or Embezzlement include, but are not limited to, the failure of an Employee to report such acts of others) whose dishonest act or acts intentionally or unintentionally, knowingly or unknowingly, directly or indirectly, aid or aids in any way, or permits the continuation of, the dishonest act or acts of any other person or persons shall be deemed to be one loss with the act or acts of the persons aided, or

(e) any one casualty or event other than those specified in (a), (b), (c) or (d) preceding, shall be deemed to be one loss, and

shall be limited to the applicable Limit of Liability stated in Item 3 of the Declarations of this bond irrespective of the total amount of such loss or losses and shall not be cumulative in amounts from year to year or

from period to period.

Sub-section (c) is not applicable to any situation to which the language of sub-section (d) applies.

SECTION 10. LIMIT OF LIABILITY

With respect to any loss set forth in the PROVIDED clause of Section 9 of this bond which is recoverable or recovered in whole or in part under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and terminated or cancelled or allowed to expire and in which the period for discovery has not expired at the time any such loss thereunder is discovered, the total liability of the Underwriter under this bond and under other bonds or policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds or policies, as Limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.

SECTION 11. OTHER INSURANCE

If the Insured shall hold, as indemnity against any loss covered hereunder, any valid and enforceable insurance or suretyship, the Underwriter shall be liable hereunder only for such amount of such loss which is in excess of the amount of such other insurance or suretyship, not exceeding, however, the Limit of Liability of this bond applicable to such loss.

SECTION 12. DEDUCTIBLE

The Underwriter shall not be liable under any of the Insuring Agreements of this bond on account of loss as specified, respectively, in sub-sections (a), (b), (c), (d) and (e) of Section 9, NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY, unless the amount of such loss, after deducting the net amount of all reimbursement and/or recovery obtained or made by the Insured, other than from any bond or policy of insurance issued by an insurance company and covering such loss, or by the Underwriter on account thereof prior to payment by the Underwriter of such loss, shall exceed the Deductible Amount set forth in Item 3 of the Declarations hereof (herein called Deductible Amount) and then for such excess only, but in no event for more than the applicable Limit of Liability stated in Item 3 of the Declarations.

The Insured will bear, in addition to the Deductible Amount, premiums on Lost Instrument Bonds as set forth in Section 7.

There shall be no deductible applicable to any loss under Insuring Agreement A sustained by any Investment Company named as Insured herein.

SECTION 13. TERMINATION

The Underwriter may terminate this bond as an entirety by furnishing written notice specifying the termination date which cannot be prior to 60 days after the receipt of such written notice by each Investment Company named as Insured and the Securities and Exchange Commission, Washington, D.C. The Insured may terminate this bond as an entirety by furnishing written notice to the Underwriter. When the Insured cancels, the Insured shall furnish written notice to the Securities and Exchange Commission, Washington. D.C. prior to 60 days before the effective date of the termination. The Underwriter shall notify all other Investment Companies named as Insured of the receipt of such termination notice and the termination cannot be effective prior to 60 days after receipt of written notice by all other Investment Companies. Premiums are earned until the termination date as set forth herein.

This Bond will terminate as to any one Insured immediately upon taking over of such Insured by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured. or immediately upon such Insured ceasing to exist, whether through merger into another entity, or by disposition of all of its assets.

The Underwriter shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the Insured or pro rata if terminated for any other reason.

This Bond shall terminate

(a) as to any Employee as soon as any partner, officer or supervisory Employee of the Insured, who is not in collusion with such Employee, shall learn of any dishonest or fraudulent act(s), including Larceny or Embezzlement on the part of such Employee without prejudice to the loss of any Property then in transit in the custody of such Employee (See

Section 16{d]), or

(b) as to any Employee 60 days after receipt by each Insured and by the Securities and Exchange Commission of a written notice from the Underwriter of its desire to terminate this bond as to such Employee, or

(c) as to any person, who is a partner, officer or employee of any Electronic Data Processor covered under this bond, from and after the time that the Insured or any partner or officer thereof not in collusion with such person shall have knowledge or information that such person has committed any dishonest or fraudulent act(s), including Larceny or Embezzlement in the service of the Insured or otherwise, whether such act be committed before or after the time this bond is effective.

SECTION 14. RIGHTS AFTER TERMINATION OR CANCELLATION

At any time prior to the termination or cancellation of this bond as an entirety, whether by the Insured or the Underwriter, the Insured may give to the Underwriter notice that it desires under this bond an additional period of 12 months within which to discover loss sustained by the Insured prior to the effective date of such termination or cancellation and shall pay an additional premium therefor.

Upon receipt of such notice from the Insured, the Underwriter shall give its written consent thereto; provided, however, that such additional period of time shall terminate immediately;

(a) on the effective date of any other insurance obtained by the Insured, its successor in business or any other party, replacing in whole or in part the insurance afforded by this bond, whether or not such other insurance provides coverage for loss sustained prior to its effective date, or

(b) upon takeover of the Insureds business by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed for this purpose

without the necessity of the Underwriter giving notice of such termination. In the event that such additional period of time is terminated, as provided above, the Underwriter shall refund any unearned

premium.

The right to purchase such additional period for the discovery of loss may not be exercised by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed to take over the Insured's business for the operation or for the liquidation thereof or for any other purpose.

SECTION 15. CENTRAL HANDLING OF SECURITIES

Securities included in the systems for the central handling of securities established and maintained by Depository Trust Company, Midwest Depository Trust Company, Pacific Securities Depository Trust Company, and Philadelphia Depository Trust Company, hereinafter called Corporations, to the extent of the Insureds interest therein as effective by the making of appropriate entries on the books and records of such Corporations shall be deemed to be Property.

The words "Employee" and "Employees" shall be deemed to include the officers, partners, clerks and other employees of the New York Stock Exchange, Boston Stock Exchange, Midwest Stock Exchange, Pacific Stock Exchange and Philadelphia Stock Exchange, hereinafter called Exchanges, and of the above named Corporations, and of any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and any employee of any recognized service company, while such officers, partners, clerks and other employees and employees of service companies perform services for such Corporations in the operation of such systems. For the purpose of the above definition a recognized service company shall be any company providing clerks or other personnel to said Exchanges or Corporation on a contract basis.

The Underwriter shall not be liable on account of any loss(es) in connection with the central handling of securities within the systems established and maintained by such Corporations, unless such loss(es) shall be in excess of the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations, against such loss(es), and then the Underwriter shall be liable hereunder only for the Insureds share of such excess loss(es), but in no event for more than the Limit of Liability applicable hereunder.

For the purpose of determining the lnsured's share of excess loss(es) it shall be deemed that the Insured has an interest in any certificate representing any security included within such systems equivalent to the interest the Insured then has in all certificates representing the same security included within such systems and that such Corporations shall use their best judgment in apportioning the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations against such loss(es) in connection with the central handling of securities within such systems among all those having an interest as recorded by appropriate entries in the books and records of such Corporations in Property involved in such loss(es) on the basis that each such interest shall share in the amount(s) so recoverable or recovered in the ratio that the value of each such interest bears to the total value of all such interests and that the lnsured's share of such excess loss(es) shall be the amount of the lnsured's interest in such Property in excess of the amount(s) so apportioned to the Insured by such Corporations.

This bond does not afford coverage in favor of such Corporations or Exchanges or any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and upon payment to the Insured by the Underwriter on account of any loss(es) within the systems, an assignment of such of the lnsured's rights and causes of action as it may have against

extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure terehe. Underwriter the rights provided for

SECTION 16. ADDITIONAL COMPANIES INCLUDED AS INSURED

If more than one corporation, co-partnership or person or any combination of them be included as the Insured herein:

(a) the total liability of the Underwriter hereunder for loss or losses sustained by any one or more or all of them shall not exceed the Limit for which the Underwriter would be liable hereunder if all such loss were sustained by any one of them,

(b) the one first named herein shall be deemed authorized to make, adjust and

receive and enforce payment of all claims hereunder and shall be deemed to be the agent of the others for such purposes and for the giving or receiving of any notice required or permitted to be given by the terms hereof, provided that the Underwriter shall furnish each named lnvestment Company with a copy of the bond and with any amendment thereto, together with a copy of each formal filing of the settlement of each such claim prior to the execution of such settlement,

(c) the Underwriter shall not be responsible for the proper application of any payment made hereunder to said first named Insured,

(d)) knowledge possessed or discovery made by any partner, officer or supervisory Employee of any Insured shall for the purposes of Section 4 and Section 13 of this bond constitute knowledge or discovery by all the Insured,
and

(e) if the first named Insured ceases for any reason to be covered under this bond, then the lnsured next named shall thereafter be considered as the first named Insured for the purposes of this bond.

SECTION 17. NOTICE AND CHANGE OFCONTROL

Upon the lnsured's obtaining knowledge of a transfer of its outstanding voting securities which results in a change in control (as set forth in Section 2(a) (9) of the Investment

Insured shall within thirty (30) days of such knowledge give written notice to the Underwriter setting forth:

(a) the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are requested in another name), and

(b) the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

(c) the total number of outstanding voting securities.

As used in this section, control means the power to exercise a controlling influence over the management or policies of the Insured.

Failure to give the required notice shall result in termination of coverage of this bond,

12

effective upon the date of stock transfer for any loss in which any transferee is concerned or implicated.

Such notice is not required to be given in the case of an Insured which is an Investment Company.

SECTION 18. CHANGE OR MODIFICATION

This bond or any instrument amending or effecting same may not be changed or modified orally. No changes in or modification thereof shall be effective unless made by written endorsement issued to form a part hereof over the signature of the Underwriter's Authorized Representative. When a bond covers only one Investment Company no change or modification which would adversely affect the rights of the Investment Company shall be effective prior to 60 days after written notification has been furnished to the Securities and Exchange Commission, Washington, D.C. by the Insured or by the Underwriter. If more than one Investment Company is named as the Insured herein, the Underwriter shall give written notice to each Investment Company and to the Securities and Exchange Commission, Washington, D.C. not less than 60 days prior to the effective date of any change or modification which would adversely affect the rights of such Investment Company.

IN WITNESS WHEREOF, the Underwriter has caused this bond to be executed on the Declarations Page.

Archive Coov 13

<u>ENDORSEMENT# _1_</u>

This endorsement, effective at *12:01 am*   *March 31, 2015*   forms a part of
Policy No. *01-105-10-16*
Issued to: *DOUBLELINE FUNDS TRUST*

By: *National Union Fire Insurance Company of Pittsburgh, Pa.*

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

ECONOMIC SANCTIONS ENDORSEMENT

This endorsement modifies insurance provided under the following:

The Insurer shall not be deemed to provide cover and the Insurer shall not be liable to pay any claim or provide any benefit hereunder to the extent that the provision of such cover, payment of such claim or provision of such benefit would expose the Insurer, its parent company or its ultimate controlling entity to any sanction, prohibition or restriction under United Nations resolutions or the trade or economic sanctions, laws or regulations of the European Union or the United States of America.



_____
AUTHORIZED REPRESENTATIVE

END 1

89644 (6/13)   *Archive Copy*   Page 1 of 1

This endorsement, effective *12:01 am*   *March 31, 2015*   forms a part of policy number   *01-105-10-16*

issued to *DOUBLELINE FUNDS TRUST*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

CALIFORNIA AMENDATORY ENDORSEMENT

Wherever used in this endorsement: 1) "Insurer" mean the insurance company which issued this policy; and 2), "Named Insured", "First Named Insured", and "Insured" mean the Named Corporation, Named Entity, Named Organization, Named Sponsor, Named Insured, or Insured stated in the declarations page; and 3) "Other Insured(s)" means all other persons or entities afforded coverage under the policy.

The following is added any supersedes any provision to the contrary:

CANCELLATION

The First Named Insured shown in the declarations may cancel the policy by mailing or delivering to the Insurer advance written notice of cancellation.

If the policy has been in effect for more than sixty (60) days or if it is a renewal, effective immediately, the Insurer may not cancel the policy unless such cancellation is based on one or more of the following reasons:

(1)   Nonpayment of premium, including payment due on a prior policy issued by the Insurer and due during the current policy term covering the same risks.

(2)   A judgment by a court or an administrative tribunal that the named Insured has violated any law of this state of or of the United States having as one of its necessary elements an act which materially increases any of the risks insured against.

(3)   Discovery of fraud or material misrepresentation by either of the following:

     a)   The Insured or Other Insured(s) or his or her representative in obtaining the insurance; or

     b)   The named Insured or his or her representative in pursuing a claim under the policy.

(4)   Discovery of willful or grossly negligent acts or omissions, or of any violations of state laws or regulations establishing safety standards, by the named Insured or Other Insured(s) or a representative of same, which materially increase any of the risks insured against.

(5)   Failure by the named Insured or Other Insured(s) or a representative of same to implement reasonable loss control requirements which were agreed to by the Insured as a condition of policy issuance or which were conditions precedent to the use by the Insurer of a particular rate or rating plan if the failure materially increases any of the risks insured against.

(6)   A determination by the commissioner that the loss of, or changes in, an insurer's reinsurance covering all or part of the risk would threaten the financial integrity or solvency of the Insurer.

END 2

(7)   A determination by the commissioner that a continuation of the policy coverage could place the Insurer in violation of the laws of this state or the state of its domicile or that the continuation of coverage would threaten the solvency of the Insurer.

(8)   A change by the named Insured or Other Insured(s) or a representative of same in the activities or property of the commercial or industrial enterprise which results in a material added risk, a materially increased risk or a materially changed risk, unless the added, increased, or changed risk is included in the policy.

Notice of cancellation shall be delivered or mailed to the producer of record and the named Insured at least thirty (30) days prior to the effective date of cancellation. Where cancellation is for nonpayment of premium or fraud, notice shall be given no less than ten (10) days prior to the effective date of cancellation.

<u>CONDITIONAL RENEWAL AND NONRENEWAL</u>

If the Insurer decides not to renew the policy, or to increase the deductible, reduce the limits, eliminate coverages or raise premium more than 25%, the Insurer shall mail or deliver to the producer of record and the named Insured notice of nonrenewal at least sixty (60) days but no more than 120 days prior to the end of the policy period. The notice shall contain the reason for nonrenewal of the policy.

A notice of nonrenewal shall not be required in the following situations:

(1)   If the transfer or renewal of a policy, without any changes in terms, conditions or rates, is between the Insurer and a member of the insurance group.

(2)   If the policy has been extended for 90 days or less, provided that notice has been given in accordance with the nonrenewal notice requirements noted above.

(3)   If the Named Insured has obtained replacement coverage, or has agreed, in writing, within 60 days of the termination of the policy, to obtain that coverage.

(4)   If the policy is for a period of no more than 60 days and the Insured is notified at the time of issuance that it will not be renewed.

(5)   If the First Named Insured requests a change in the terms or conditions or risks covered by the policy within 60 days of the end of the policy period.

(6)   If the Insurer has made a written offer to the First Named Insured, in accordance with timeframes shown above to renew the policy under changed terms or conditions or at an increased premium rate.

If the Insurer fails to give timely notice, the policy of insurance shall be continued, with no change in its terms or conditions, for a period of 60 days after the Insurer gives notice.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.



AUTHORIZED REPRESENTATIVE

END 002

ENDORSEMENT#   3

This endorsement, effective *12:01 am*   *March 31, 2015*   forms a part of
policy number   *01-105-10-16*
issued to   *DOUBLELINE FUNDS TRUST*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

COMPUTER CRIME COVERAGE RIDER

In consideration of the premium charged, it is hereby understood and agreed that bond is
hereby amended as follows:

1. All the terms and conditions of bond form 41206 (9/84) shall apply to coverage as is
    afforded by this endorsement unless specifically stated otherwise herein or in any
    endorsement attached hereto.

2. Items 3 of the Declarations is hereby amended by adding the following under
    Optional Insuring Agreements and Coverages:

	Single Loss Limit of Liability	Single Loss Deductible
Computer Systems Fraud	$11,500,000	$50,000
Data Processing Service Operations	$11,500,000	$50,000
Voice Initiated Transfer Fraud	$11,500,000	$50,000
Telefacsimile Transfer Fraud	$11,500,000	$50,000
Destruction of Data or Programs by Hacker	$11,500,000	$50,000
Destruction of Data or Programs by Virus	$11,500,000	$50,000
Voice Computer Systems Fraud	$11,500,000	$50,000

3. The Declarations page is hereby amended by adding the following paragraph to the
    end thereof:

    Item 7.

    Voice Initiated Transfer Fraud
    Under the terms of the Voice Initiated Transfer Fraud Insuring Agreement, the
    Insured must place verification call-back for each transfer in excess of **$50,000**

    Telefacsimile Transfer Fraud
    Under the terms of the Telefacsimile Transfer Fraud Insuring Agreement,   the
    Insured must place a Verification call-back for each transfer in excess of **$50,000**.

MNSCPT   *Archive Copy* END 3

This endorsement, effective *12:01 am*   *March 31, 2015*   forms a part of
policy number   *01-105-10-16*
issued to   *DOUBLELINE FUNDS TRUST*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

4. The Insuring Agreements are hereby amended by adding the following Insuring Agreements to the Bond:

COMPUTER SYSTEMS FRAUD

(G)   Loss resulting directly from a fraudulent:

(1)   entry of Electronic Data or Computer Program into, or

(2)   change of Electronic Data or Computer Program within any Computer System operated by the Insured, whether owned or leased; or any Computer System identified in the application for this bond; or a Computer System first used by the Insured during the bond period; as provided by General Agreement B; provided the entry or change causes:

(i)   Property to be transferred, paid or delivered,
(ii)   an account of the Insured, or of its customer, to be added, deleted, debited or credited, or
(iii)   an unauthorized account or a fictitious account to be debited or credited.

In this Insuring Agreement, fraudulent entry or change shall include such entry or change made by an Employee of the Insured acting in good faith:

(a)   on an instruction from a software contractor who has a written agreement with the Insured to design, implement or service programs for a Computer System covered by this Insuring Agreement, or

(b)   on an instruction transmitted by Tested telex or similar means of Tested communication identified in the application   for this bond purportedly sent by a customer, financial institution or automated clearing house.

MNSCPT   *Archive Copy* END 3

This endorsement, effective *12:01 am*   *March 31, 2015*   forms a part of
policy number   *01-105-10-16*
issued to   *DOUBLELINE FUNDS TRUST*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

DATA PROCESSING SERVICE OPERATIONS

(H)   Loss sustained by a Client of the Insured resulting directly from a fraudulent:

  (1)   entry of Electronic Data or a Computer Program into, or

  (2)   change of Electronic Data or a Computer Program within a Computer System covered under the terms of the **COMPUTER SYSTEMS FRAUD** Insuring Agreement, or

  (3)   entry or change of Electronic Data during electronic transmission or physical transit from the Insured to its Client, provided that the entry or change causes:

    (i)   Property to be transferred, paid or delivered,
    (ii)   an account of the Client, or a customer of the Client, to be added, deleted, debited or credited, or
    (iii)   an unauthorized account or a fictitious account to be debited or credited,

    and for which loss the Insured is legally liable to the Client as a provider of data processing services for such Client.

In this Insuring Agreement, fraudulent entry or change shall include such entry or change made by an Employee of the Insured acting in good faith:

  (a)   on an instruction from a software contractor who has a written agreement with the Insured to design, implement or service programs for a Computer System covered by this Insuring Agreement, or

  (b)   on an instruction transmitted by Tested telex or similar means of Tested communication identified in the application for this bond purportedly sent by a customer, financial institution or automated clearing house.

In this Insuring Agreement, Client means an entity for which the Insured serves as data processor under the terms of a written agreement.

MNSCPT   *Archive Copy* END 3

This endorsement, effective *12:01 am*   *March 31, 2015*   forms a part of
policy number   *01-105-10-16*
issued to   *DOUBLELINE FUNDS TRUST*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

VOICE INITIATED TRANSFER FRAUD

(I)   Loss resulting directly from the Insured having, in good faith, transferred Funds from a Customer's account through a Computer System covered under the terms of the **COMPUTER SYSTEMS FRAUD** Insuring Agreement in reliance upon a fraudulent voice instruction transmitted by telephone which was purported to be from:

   (1)   an officer, director, partner or employee of a Customer of the Insured who was authorized by the Customer to instruct the Insured to make such transfer,

   (2)   an individual person who is a Customer of the Insured, or

   (3)   an Employee of the Insured in another office of the Insured who was authorized by the Insured to instruct other Employees of the Insured to transfer Funds,

and was received by an Employee of the Insured specifically designated to receive and act upon such instructions, but the voice instruction was not from a person described in (1), (2) or (3) above, provided that:

   (i)   such voice instruction was electronically recorded by the Insured and required password(s) or code word(s) given; and

   (ii)   if the transfer was in excess of the amount shown on the Declarations Page as the verification call-back amount for this Insuring Agreement, the voice instruction was verified by a call-back according to a prearranged procedure.

As used in this Insuring Agreement, Customer means an entity or individual which has a written agreement with the Insured authorizing the Insured to rely on voice instructions to initiate transfers and has provided the Insured with the names of persons authorized to initiate such transfers, and with which the Insured has established an instruction verification mechanism.

MNSCPT   *Archive Copy* END 3

This endorsement, effective *12:01 am*   *March 31, 2015*   forms a part of
policy number   *01-105-10-16*
issued to   *DOUBLELINE FUNDS TRUST*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

TELEFACSIMILE TRANSFER FRAUD

(J)   Loss resulting directly from the Insured having, in good faith, transferred or delivered Funds, Certificated Securities or Uncertificated Securities through a Computer System covered under the terms of the **COMPUTER SYSTEMS FRAUD** Insuring Agreement in reliance upon a fraudulent instruction received through a Telefacsimile Device, and which instruction:

(1)   purports and reasonably appears to have originated from:

(a)   a Customer of the Insured,
(b)   another financial institution, or
(c)   another office of the Insured

but, in fact, was not originated by the Customer or entity whose identification it bears, and

(2)   contains a valid test code which proves to have been used by a person who was not authorized to make use of it, and

(3)   contains the name of a person authorized to initiate such transfer;

provided that, if the transfer was in excess of the amount shown on the Declarations as the verification call-back amount for this Insuring Agreement, the instructions was verified by a call-back according to a prearranged procedure.

As used in this Insuring Agreement, Customer means an entity or individual which has a written agreement with the Insured authorizing the Insured to rely on Telefacsimile Device instructions to initiate transfers and has provided the Insured with the names of persons authorized to initiate such transfers, and with which the Insured has established   an   instruction verification mechanism.

This endorsement, effective *12:01 am*   *March 31, 2015*   forms a part of
policy number   *01-105-10-16*
issued to   *DOUBLELINE FUNDS TRUST*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

DESTRUCTION OF DATA OR PROGRAMS BY HACKER

(K)   Loss resulting directly from the malicious destruction of, or damage to, Electronic Data or Computer Programs owned by the Insured or for which the Insured is legally liable while stored within a Computer System covered under the terms of the **COMPUTER SYSTEMS FRAUD** Insuring Agreement.

The liability of the Company shall be limited to the cost of duplication of such Electronic Data or Computer Programs from other Electronic Data or Computer Programs which shall have been furnished by the Insured.

In the event, however, that destroyed or damaged Computer Programs cannot be duplicated from other Computer Programs, the Company will pay the cost incurred for computer time, computer programmers, consultants or other technical specialists as is reasonable necessary to restore the Computer Programs to substantially the previous level of operational capability.

DESTRUCTION OF DATA OR PROGRAMS BY VIRUS

(L)   Loss resulting directly from the malicious destruction of, or damage to, Electronic Data or Computer Programs owned by the Insured or for which the Insured is legally liable while stored within a Computer System covered under the terms of the **COMPUTER SYSTEMS FRAUD** Insuring Agreement if such destruction or damage was caused by a computer program or similar instruction which was written or altered to incorporate a hidden instruction designed to destroy or damage Electronic Data or Computer Programs in the Computer System in which the computer program or instruction so written or so altered is used.

The liability of the Company shall be limited to the cost of duplication of such Electronic Data or Computer Programs from other Electronic Data or Computer Programs which shall have been furnished by the Insured.

This endorsement, effective *12:01 am* *March 31, 2015* forms a part of
policy number *01-105-10-16*
issued to *DOUBLELINE FUNDS TRUST*

by *National Union Fire Insurance Company of Pittsburgh, Pa.*

In the event, however, that destroyed or damaged Computer Programs cannot be duplicated from other Computer Programs, the Company will pay the cost incurred for computer time, computer programmers, consultants or other technical specialists as is reasonably necessary to restore the Computer Programs to substantially the previous level of operational capability.

Special Condition: Under this Insuring Agreement, "Single Loss" means all covered costs incurred by the Insured between the time destruction or damage is discovered and the time the Computer System is restored to substantially the previous level of operational capability. Recurrence of destruction or damage after the Computer System is restored shall constitute a separate "Single Loss."

VOICE COMPUTER SYSTEM FRAUD

(M) Loss resulting directly from charges for voice telephone long-distance toll calls which were incurred due to the fraudulent use or fraudulent manipulation of an Account Code or System Password required to obtain access to a Voice Computer System owned or leased by the Insured, installed on the Insured's premises, whose System Administration is performed and controlled by the Insured; provided, however, that the unauthorized access was not made possible by

   (1) failure to incorporate a System Password feature or failure to change the System Password at least once every 30 days thereafter, or

   (2) failure to have a call-disconnect feature in operation to automatically terminate a caller's access to the Voice Computer System after not more than three unsuccessful attempts to input an Account Code.

Special Condition: Under this Insuring Agreement, "Single Loss" means loss resulting from toll call charges made only on telephone lines directly controlled by one Voice Computer System and only toll call charges occurring for a period of not more than 30 days inclusive of the date on which the first such toll call charge was made.

This endorsement, effective *12:01 am*   *March 31, 2015*   forms a part of
policy number   *01-105-10-16*
issued to   *DOUBLELINE FUNDS TRUST*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

5.   GENERAL   AGREEMENTS   B.   ADDITIONAL   OFFICES   OR
      EMPLOYEES-CONSOLIDATION, MERGER OR PURCHASE OF ASSETS-NOTICE   is
      hereby deleted in its entirety and is replaced with the following:

      ADDITIONAL OFFICES OR EMPLOYEES OR COMPUTER SYSTEMS - CONSOLIDATION,
      MERGER OR PURCHASE OF ASSETS OR COMPUTER SYSTEMS

      B.   If the Insured shall, while this bond is in force, establish any additional
            offices, other than by consolidation or merger with, or purchase   or
            acquisition of assets or liabilities or computer systems of, another institution,
            such offices and computer systems shall be automatically covered hereunder
            from the date of such establishment without the requirement of notice to the
            Underwriter or the payment of additional premium for the remainder of the
            premium period.

            If the Insured shall, while this bond is in force, consolidate or merge with, or
            purchase or acquire assets or liabilities or computer systems of, another
            institution, the Insured shall not have such coverage as is afforded under this
            bond for loss which:

            (a)   has occurred or will occur in offices or premises or computer
                   systems, or

            (b)   has been caused or will be caused by an employee or employees of
                   such institution, or

            (c)   has arisen or will arise out of the assets or liabilities or computer
                   systems acquired by the Insured as a result of such consolidation,
                   merger or purchase of assets or liabilities or computer systems unless the
                   Insured shall:

                   (i)   give the Underwriter   written   notice   of the proposed
                          consolidation, merger or purchase of assets or liabilities or
                          computer systems prior to the proposed effective date of such
                          action; and

MNSCPT   *Archive Copy* END 3

This endorsement, effective *12:01 am*   *March 31, 2015*   forms a part of
policy number   *01-105-10-16*
issued to   *DOUBLELINE FUNDS TRUST*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

(ii)	obtain the written consent of the Underwriter to extend the coverage provided by this bond to such additional offices or premises or computer systems, Employees and other exposures; and
(iii)	upon obtaining such consent, pay to the Underwriter an additional premium.

6.   Solely for the coverage provided by this rider, Section 1. DEFINITIONS (b) "Property" of the CONDITIONS AND LIMITATIONS section is hereby amended to include Electronic Data and Computer Programs.

7.   Solely for the coverage provided by this rider, Section 1. DEFINITIONS of the CONDITIONS AND LIMITATIONS section is hereby amended by adding the following definitions to the end thereof:

(i)   Account Code means a confidential and protected string of characters which identifies or authenticates a person and permits that person to gain access to a Voice Computer System for the purpose of making toll calls or utilizing voice mail box messaging capabilities or other similar functional features of the System;

(ii)   Computer Program means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store or send Electronic Data;

(iii)   Computer System means:

(1)   computers with related peripheral components, including storage components wherever located;
(2)   systems and applications software;
(3)   terminal devices; and
(4)   related communication networks, including the internet

by which Electronic Data are electronically collected, transmitted, processed, stored and retrieved;

This endorsement, effective *12:01 am*   *March 31, 2015*   forms a part of
policy number   *01-105-10-16*
issued to   *DOUBLELINE FUNDS TRUST*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

(iv)   Electronic Data means facts or information converted to a form usable in a Computer System by Computer Programs and which is stored on magnetic tapes or disks, or optical storage disks or other bulk media;

(v)   Funds means Money on deposit in an account;

(vi)   System Administration means the performance of security functions including but not limited to defining authorized persons to access a Voice Computer System and adding, changing and deleting Account Codes or passwords in connection therewith; and invoking or revoking a System option which directs telephone call routing or which adds, moves or drops telephone lines or which performs any other similar activity allowed by a hardware or software-based System option that has been incorporated by a manufacturer or vendor into a System or any component thereof provided said System option is not intended for the sole use of such manufacturer or vendor;

(vii)   System Maintenance means the performance of hardware and software installation, diagnostics and corrections and similar activities that are performed in the usual custom and practice by a manufacturer or vendor to establish or maintain the basic operational functionality of a Voice Computer System or any component thereof;

(viii)   System Password means a confidential and protected string of characters which identifies or authenticates a person and permits that person to gain access to a Voice Computer System or any portion thereof for the purpose of performing System Administration or System Maintenance activities;

(ix)   Telefacsimile Device means a machine capable of sending or receiving a duplicate image of a document by means of electronic impulses transmitted through a telephone line and which reproduces the duplicate image on paper;

(x)   Tested means a method of authenticating the contents of a communication by placing a valid test key on it which has been agreed upon by the Insured and a customer, automated clearing house, or another financial institution for the purpose of protecting the integrity of the communication in the ordinary course of business;

This endorsement, effective *12:01 am*   *March 31, 2015*   forms a part of
policy number   *01-105-10-16*
issued to   *DOUBLELINE FUNDS TRUST*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

(xi)   Uncertificated Security means a share, participation or other interest in property of, or an enterprise of, the issuer or an obligation of the issuer, which is:

1)   not represented by an instrument and the transfer of which is registered upon books maintained for that purpose by or on behalf of the issuer;

2)   of a type commonly dealt in securities, exchanges or markets; and

3)   either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations;

(xii)   Voice Computer System means a Computer System installed in one location which functions as a private branch exchange (PBX), voice mail processor, automated call attendant or provides a similar capability used for the direction or routing of telephone calls in a voice communications network.

8. Solely for the coverage provided by this rider, Section 2. EXCLUSIONS of the CONDITIONS AND LIMITATIONS section is hereby amended by adding the following definitions to the end thereof:

(i)   any loss of the type or kind covered by any other Insuring Agreement provided in this financial institution bond, regardless of any deductible amount or limit of liability;

(ii)   loss caused by a director or Employee of the Insured or by a person in collusion with any director or Employee of the Insured; (Collusion shall include the willful withholding of knowledge from the Insured by any director or Employee that a fraudulent act by a person not an Employee has been or will be perpetrated against the Insured.);

(iii) loss resulting directly or indirectly from entry or change of Electronic Data or Computer Programs in a Computer System, unless covered under the **COMPUTER SYSTEMS FRAUD** or **DATA PROCESSING SERVICE OPERATIONS** Insuring Agreements;

This endorsement, effective *12:01 am*   *March 31, 2015*   forms a part of
policy number   *01-105-10-16*
issued to   *DOUBLELINE FUNDS TRUST*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

(iv)   loss resulting directly or indirectly from the Insured having transferred Funds in reliance on the validity of a voice instruction, unless covered under the **COMPUTER SYSTEMS FRAUD** or **VOICE INITIATED TRANSFER FRAUD** Insuring Agreements;

(v)   loss resulting directly or indirectly by the Insured having transferred or delivered Funds, Certificated Securities or Uncertificated Securities   in reliance on an instruction received through a Telefacsimile Device, unless covered under the **TELEFACSIMILE TRANSFER FRAUD** Insuring Agreement;

(vi)   loss resulting directly or indirectly from theft of confidential information;

(vii)   loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered by this rider and would be imposed on the Insured regardless of the existence of the contract;

(viii) the cost of duplication of Electronic Data or Computer Programs, unless covered under the **DESTRUCTION OF DATA OR PROGRAMS BY HACKER** or **DESTRUCTION OF DATA OR PROGRAMS BY VIRUS** Insuring Agreements;

(ix)   loss involving a Voice Computer System, unless covered under the **VOICE COMPUTER SYSTEM FRAUD** Insuring Agreement;

(x)   loss resulting directly or indirectly from:

(1)   written instructions or advices, or
(2)   telegraphic or cable instructions or advices;

unless the instructions or advices are Tested and the loss is covered under the **COMPUTER SYSTEMS FRAUD** or **DATA PROCESSING SERVICE OPERATIONS** Insuring Agreements;

(xi)   loss resulting directly or indirectly from negotiable instruments, securities, documents or other written instruments which bear a forged signature, or are counterfeit, altered or otherwise fraudulent and which are used as source documentation in the preparation of Electronic Data or manually keyed into a data terminal;

Archive Copy END 3

This endorsement, effective *12:01 am*   *March 31, 2015*   forms a part of
policy number   *01-105-10-16*
issued to   *DOUBLELINE FUNDS TRUST*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

(xii)   loss   resulting directly or indirectly from the   fraudulent preparation, or
         fraudulent modification of Computer Programs unless covered under the
         COMPUTER   SYSTEMS   FRAUD or **DATA   PROCESSING   SERVICE
         OPERATIONS** Insuring Agreements;

(xiii)   loss resulting directly or indirectly from:

         a.   mechanical failure, faulty construction, error in design, latent defect,
                fire, wear or tear, gradual deterioration, electrical disturbance or
                electrical surge which affects a Computer System; or
         b.   failure or breakdown of electronic data processing media; or
         c.   error or omission in programming or processing;

(xiv)   loss as a result of a threat to Computer System operations;

(xv)   loss resulting directly or indirectly from the use of a telephone credit, debit,
        charge, identification or similar card to gain access to the Insured's Voice
        Computer System;

(xvi)   loss resulting directly or indirectly from the input of Electronic Data into a
        Computer System terminal device either on the premises of a customer of
        the Insured or under the control of such customer by a person who had
        authorized access to the customer's authentication mechanism.

(xvii) loss resulting directly or indirectly from payments made or withdrawals from a
        depositor's account involving items of deposit which are not finally paid for any
        reason;

(xviii) loss of potential income, including but not limited to interest and dividends;

(xix)   loss of any type for which the Insured is legally liable, except compensatory
        damages, but not multiples thereof, arising directly from a loss covered
        under this policy;

(xx)   any fees, costs and expenses incurred by the Insured;

(xxi)   indirect or consequential loss of any nature;

This endorsement, effective *12:01 am*   *March 31, 2015*   forms a part of
policy number   *01-105-10-16*
issued to   *DOUBLELINE FUNDS TRUST*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

(xxii)   loss involving automated mechanical devices which on behalf of the Insured, disburse money, accept deposits, cash checks, drafts or similar written instruments, or make credit card loans;

(xxiii) loss due to riot or civil commotion or loss due to military, naval or usurped power, war or insurrection;

(xxiv)   loss resulting directly or indirectly from the effects of nuclear fission or fusion or radioactivity; provided, however, that this exclusion shall not apply to loss resulting from industrial uses of nuclear energy; and

(xxv)   loss as a result of a threat

1)   to do bodily harm to any person;
2)   to do damage to the premises or property of the Insured; or
3)   to Computer Systems operations;

9.   Solely for the coverage provided by this rider, Section 4. LOSS-NOTICE-PROOF-LEGAL PROCEEDINGS of the CONDITIONS AND LIMITATIONS section is hereby amended by adding the following section to the end thereof:

Proof of loss for claim under the Voice Initiated Transfer Fraud Insuring Agreement must include electronic recordings of such voice instructions and the verification call-back, if such call-back was required.

Proof of loss for claim under the Telefacsimile Transfer Fraud Insuring Agreement must include a copy of the document reproduced by the Telefacsimile Device.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.



AUTHORIZED REPRESENTATIVE

MNSCPT

Archive Copy END 3

This endorsement, effective   *12:01 am*   *March 31, 2015*   forms a part of
policy number   *01-105-10-16*
issued to   *DOUBLELINE FUNDS TRUST*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

ERISA RIDER

It is agreed that:

1.   The Name of Insured stated in the Declarations is amended to include the following as
       an Insured under the attached bond:

       any of the Insured's Employee Welfare or Pension Benefit Plans now existing or
       hereafter created or acquired which are required to be bonded under the Employee
       Retirement Income Security Act of 1974 ("ERISA") (as amended).

2.   Solely for the purpose of the coverage provided by this rider, the definition of
       "Employee" is amended to include the following at the end thereof:

       Employee shall also include any natural person who is a director or trustee of the
       Insured while such director or trustee is engaged in handling funds or other property of
       any Employee Welfare or Pension Benefit Plan owned, controlled or operated by the
       Insured or any natural person who is a trustee, manager, officer or employee of any
       such Plan.

3.   Solely for the purpose of the coverage provided by this rider, if the attached bond, in
       accordance with the agreements, limitations and conditions thereof, covers loss
       sustained by two or more Employee Welfare or Pension Benefit Plans or sustained by
       any such Plan in addition to loss sustained by an Insured other than such Plan, it is the
       obligation of the Insured or the Plan Administrator(s) of such Plans under
       Regulations published by the Secretary of Labor implementing Section 13 of the
       Welfare and Pension Plan Disclosure Act of 1958 to obtain under one or more
       bonds issued by one or more Insurers an amount of coverage for each such Plan at
       least equal to that which would be required if such Plans were bonded separately.

4.   In compliance with the foregoing, payment by the Underwriter in accordance with the
       agreements, limitations and conditions of the attached bond shall be held by the
       Insured, or if more than one by the Insured first named in the Declarations, for the
       use and benefit of any Employee Welfare or Pension Benefit Plan sustaining loss so
       covered and to the extent of that such payment is in excess of the amount of
       coverage required by such Regulations to be carried by said Plan sustaining such
       loss, such excess shall be held for the use and benefit of any other such Plan also
       covered in the event that such other Plan discovers that it has sustained loss
       covered thereunder.

MNSCPT   *Archive Copy* END 4

This endorsement, effective *12:01 am*   *March 31, 2015*   forms a part of
policy number   *01-105-10-16*
issued to   *DOUBLELINE FUNDS TRUST*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

5.   If money or other property of two or more Employee Welfare or Pension Benefit Plans covered under the bond is commingled, recovery for loss of such money or other property through fraudulent or dishonest acts of Employees shall be shared by such Plans on a pro rata basis in accordance with the amount for which each such Plan is required to carry bonding coverage in accordance with the applicable provisions of said Regulations.

6.   Solely for the purpose of the coverage afforded by this rider, the Deductible Amount stated in the Declarations applicable to loss sustained by a Plan through acts committed by an Employee of the Plan shall be waived, but only up to an amount equal to the amount of coverage required to be carried by the Plan because of compliance with the provisions of ERISA.

7.   The attached bond is amended by adding the following section at the end of the **CONDITIONS AND LIMITATIONS** Clause: DISCOVERY

PERIOD

Upon cancellation or termination of this bond as an entirety (other than cancellation as a result of non-payment of premium), whether by the Insured or by the Underwriter, the Insured shall be entitled to an additional period of twelve (12) months within which to discover loss sustained by a Plan(s) or Plan Official(s) prior to the effective date of such termination or cancellation (hereinafter the "Discovery Period"). The Discovery Period may not be cancelled by the Insured or the Underwriter.

Notwithstanding the foregoing, the Discovery Period shall terminate immediately on the effective date of:

(a)   any renewal bond or policy hereof obtained by the Insured from the Underwriter or another insurance company subsidiary of Chartis Inc. (Chartis); or

(b)   any other insurance obtained by the Insured, its successor in business or any other party from an insurer other than the Underwriter or another insurance company subsidiary of Chartis which replaces, in whole or in part, the insurance afforded by this bond (hereinafter "Replacement Coverage")

MNSCPT   *Archive Copy END 4*

This endorsement, effective *12:01 am*   *March 31, 2015*   forms a part of
policy number   *01-105-10-16*
issued to   *DOUBLELINE FUNDS TRUST*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

without the necessity of the Underwriter giving notice of such termination; provided, however, that such Replacement Coverage must provide coverage for loss sustained prior to its effective date. If such Replacement Coverage does not provide coverage for loss sustained prior to its effective date, the Discovery Period shall not immediately terminate.

As used in this Section, Plan(s) means any of the Insured's Employee Welfare or Pension Benefit Plans now existing or hereafter created or acquired which may be required to be bonded under the Employee Retirement Income Security Act of 1974 (as amended) ("ERISA").

As used in this Section, Plan Official(s) means, with respect to any Plan(s), any person(s) defined as such under ERISA.

8.   Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.



AUTHORIZED REPRESENTATIVE

MNSCPT   *Archive Copy* *END 4*

<u>ENDORSEMENT#</u>   *5*

This endorsement, effective   *12:01 am*   *March 31, 2015*   forms a part of
policy number   *01-105-10-16*
issued to   *DOUBLELINE FUNDS TRUST*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

UNCERTIFICATED SECURITIES RIDER

It is agreed that:

1.   Insuring Agreement (F) Securities is amended as follows:

The term "securities" is amended to include but not be limited to "statements of uncertificated security in any book entry form."

2.   Paragraph (b) Property of Section 1. Definitions is amended as follows:

The term "securities" is amended to include but not be limited to "uncertificated securities of any issuer."

3.   Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.



_____
AUTHORIZED REPRESENTATIVE

MNSCPT   *END 5*

Archive Copy

<u>ENDORSEMENT#</u>   *6*

This endorsement, effective   *12:01 am*   *March 31, 2015*   forms a part of
policy number   *01-105-10-16*
issued to   *DOUBLELINE FUNDS TRUST*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

SEC NOTIFICATION ENDORSEMENT

It is agreed that:

1.   The Underwriter will mark its records to indicate that the Securities and Exchange Commission is to be notified sixty (60) days prior to cancellation, termination or substantial modification of the attached bond, whether at the request of the Insured or the Underwriter, and will use its best efforts to so notify said the Securities and Exchange Commission but failure to so notify said Securities and Exchange Commission shall not impair or delay the effectiveness of any such cancellation, termination or modification.

2.   Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the bond, other than as stated herein.

ALL OTHER TERMS CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.



_____
AUTHORIZED REPRESENTATIVE

MNSCPT   *END 6*
                Archive Copy

ENDORSEMENT# 7

This endorsement, effective *12:01 am*   *March 31, 2015*   forms a part of
policy number   *01-105-10-16*
issued to *DOUBLELINE FUNDS TRUST*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

NOTICE OF CLAIM
(REPORTING BY E-MAIL)

In consideration of the premium charged, it is hereby understood and agreed as follows:

1.   *Email Reporting of Claims*: In addition to the postal address set forth for any Notice of
      Claim Reporting under this policy, such notice may also be given in writing pursuant to
      the policy's other terms and conditions to the Insurer by email at the following email
      address:

      c-claim@AIG.com

      Your email must reference the policy number for this policy. The date of the
      Insurer's receipt of the emailed notice shall constitute the date of notice.

      In addition to Notice of Claim Reporting via email, notice may also be given to the
      Insurer by mailing such notice to: AIG, Financial Lines Claims, P.O. Box 25947,
      Shawnee Mission, KS 66225 or faxing such notice to (866) 227-1750.

2.   *Definitions*: For this endorsement only, the following definitions shall apply:

      (a)   "Insurer" means the "Insurer," "Underwriter" or "Company"   or other name
             specifically ascribed in this policy as the insurance company or underwriter for
             this policy.

      (b)   "Notice of Claim Reporting" means "notice of claim / circumstance," "notice of
             loss" or other reference in the policy designated for reporting of claims, loss or
             occurrences or situations that may give rise or result in loss under this
             policy.

      (c)   "Policy" means the policy, bond or other insurance product to which this
             endorsement is attached.

3.   This endorsement does not apply to any Kidnap & Ransom/Extortion Coverage
      Section, if any, provided by this policy.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.



_____
AUTHORIZED REPRESENTATIVE

END 007

99758 (8/08)   *Archive Copy*   Page 1 of 1

This endorsement, effective *12:01 am*   *March 31, 2015*   forms a part of
policy number   *01-105-10-16*
issued to   *DOUBLELINE FUNDS TRUST*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

ADDITIONAL INSURED ENDORSEMENT

In consideration of the premium charged for the attached bond, it is hereby agreed that:

1. From and after the time this rider becomes effective the Insured under the attached bond are:

   1. DoubleLine Total Return Bond Fund
   2. DoubleLine Core Fixed Income
   3. DoubleLine Emerging Markets Fixed Income
   4. DoubleLine Multi-Asset Growth Fund
   5. DoubleLine Low Duration Bond Fund
   6. DoubleLine Flexible Income Fund
   7. DoubleLine Low Duration Emerging Markets Fixed Income Fund
   8. DoubleLine Floating Rate Fund
   9. DoubleLine Shiller Enhanced CAPE
   10. DoubleLine Long Duration Total Return Fund
   11. DoubleLine Selective Credit Fund

2. The first named Insured shall act for itself and for each and all of the Insured for all the purposes of the attached bond.

3. Knowledge possessed or discovery made by the Corporate Risk Management Department, Internal Audit Department, or General Counsel Department, of any Insured or by any partner or officer thereof shall for all the purposes of the attached bond constitute knowledge or discovery by all the Insured.

4. If, prior to the termination of the attached bond in its entirety, the attached bond is terminated as to any Insured, there shall be no liability for any loss sustained by such Insured unless discovered before the time such termination as to such Insured becomes effective.

5. The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the Underwriter would be liable had all such loss or losses been sustained by any one of the Insured. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss.

MNSCPT   *Archive Copy* END 8

This endorsement, effective *12:01 am*   *March 31, 2015*   forms a part of
policy number   *01-105-10-16*
issued to   *DOUBLELINE FUNDS TRUST*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

6.   If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named shall thereafter be considered as the first named Insured for all the purposes of the attached bond.

7.   The attached bond shall be subject to all its agreements, limitations and conditions except as herein expressly modified.



AUTHORIZED REPRESENTATIVE

MNSCPT   *END 8*
                    Archive Copy

This endorsement, effective *12:01 am*   *March 31, 2015*   forms a part of
policy number   *01-105-10-16*
issued to   *DOUBLELINE FUNDS TRUST*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

INSURING AGREEMENT (A) FIDELITY AMENDED RIDER
("AND" TO "OR" EXCEPT FOR LOANS AND/OR TRADING)

It is agreed that:

1.   Insuring Agreement (A) FIDELITY of the **INSURING AGREEMENTS** Clause is deleted in its entirety and replaced with the following:

FIDELITY

(A)   Loss resulting directly from dishonest or fraudulent acts committed by an Employee acting alone or in collusion with others.

Such dishonest or fraudulent acts must be committed by the Employee with the manifest intent:

(a)   to cause the Insured to sustain such loss; or
(b)   to obtain financial benefit for the Employee or another person or entity.

Notwithstanding the foregoing, however, it is agreed that, with regard to Loans and/or Trading, this bond covers only loss resulting directly from dishonest or fraudulent acts committed by an Employee with the intent to cause the Insured to sustain such loss and which results in a financial benefit for the Employee; or results in an improper financial benefit for another person or entity with whom the Employee committing the dishonest or fraudulent act was in collusion, provided the Insured establishes that the Employee intended to participate in the financial benefit.

As used in this Insuring Agreement, financial benefit does not include any salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pensions or other employee benefits earned in the normal course of employment.

2.   Solely for the purpose of Insuring Agreement (A) FIDELITY (as amended by this rider), the following definitions are added to the attached bond:

"Loans" means all extensions of credit by the Insured and all transactions creating a creditor relationship in favor of the Insured and all transactions by which the Insured assumes an existing creditor relationship.

101800 (06/09)   *Archive Copy* END 9

This endorsement, effective *12:01 am*   *March 31, 2015*   forms a part of
policy number   *01-105-10-16*
issued to   *DOUBLELINE FUNDS TRUST*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

"Trading" means trading or other dealings in securities, commodities, futures, options, swaps, foreign or federal funds, currencies, foreign exchange and the like.

3.   Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.



AUTHORIZED REPRESENTATIVE

101800 (06/09)   *END 9*

Archive Copy

<u>ENDORSEMENT#</u>   *10*

This endorsement, effective   *12:01 am*   *March 31, 2015*   forms a part of
policy number   *01-105-10-16*
issued to   *DOUBLELINE FUNDS TRUST*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

STATE AMENDATORY INCONSISTENT

In consideration of the premium charged, it is hereby understood and agreed as follows:

1. In the event that there is an inconsistency between any: (a) state amendatory attached to this policy, or any other wording attached to this policy to comply with applicable law; and (b) any other term, condition or limitation of this policy; then, to the extent permitted by law, subject to the limitations below, the Insurer will resolve the inconsistency by applying the terms, conditions or limitations that are more favorable to the policyholder.

2. This endorsement shall not apply to the extent that: (a) any state amendatory or other wording expressly limits coverage in order to comply with applicable law, or (b) any such amendatory or other compliance wording amends language applicable to premium. In such events, the state amendatory or other compliance wording will govern over any other term, condition or limitation of the policy.

3. "Policyholder" means the first Named Entity, Named Organization, Named Corporation, Named Sponsor, Named Insured or other policyholder designated in Item 1 of the Declarations of this policy.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.



_____
AUTHORIZED REPRESENTATIVE

© All rights reserved.

94039 (05/07)   **END 10**

Archive Copy

<u>ENDORSEMENT#   11</u>

This endorsement, effective   *12:01 am*   *March 31, 2015*   forms a part of
policy number   *01-105-10-16*
issued to   *DOUBLELINE FUNDS TRUST*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

UNAUTHORIZED SIGNATURE LIMITS

In consideration of the premium charged, it is hereby understood and agreed that the attached Bond is amended by adding Insuring Agreement (I) to the Bond as follows:

UNAUTHORIZED SIGNATURES

(1)   Loss resulting by reason of the Insured having accepted, paid, or cashed any checks or withdrawal order or draft, which bears the signature or endorsement of one other than a person whose name and signature is on the application on file with the insured as a signatory on such account, which has been made or drawn on that customer's account.

It shall be a condition precedent to the Insured's right of recovery under this rider that the Insured shall have on file signatures of all persons who are authorized signatories on such account.

The Limit of Liability for the coverage provided by this rider shall be One Hundred Thousand Dollars ($100,000), subject to a single loss deductible of Fifty Thousand Dollars ($50,000), provided however, that such liability shall be part of and not in addition to the Limit of Liability stated in item 4 of the Declarations of the attached bond.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions, or agreements of the attached Bond other than as above stated.



AUTHORIZED REPRESENTATIVE

61289 (11/94)   **END 11**
                    Archive Copy

This endorsement, effective   *12:01 am*   *March 31, 2015*   forms a part of
policy number   *01-105-10-16*
issued to   *DOUBLELINE FUNDS TRUST*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

TERRORISM EXCLUSION

This insurance does not apply to loss, injury, damage, claim or suit, arising directly or indirectly as a result of, in connection with, or relating to "terrorism" including but not limited to:

1. Any action taken in hindering or defending against an actual or expected incident of "terrorism" regardless of any other cause or event that contributes concurrently or in any sequence to the injury or damage; and
2. Any contemporaneous or ensuing loss caused by explosion, fire, heat, vandalism, looting, theft, civil commotion, rebellion or insurrection.

However, this exclusion only applies if one or more of the following are attributable to an incident of "terrorism":

1. The total of damages and/or loss to all types of property exceeds $25,000,000. In determining whether the $25,000,000 threshold is exceeded, we will include the replacement cost, without deduction for depreciation, for all damage sustained by any property affected by the "terrorism" and business interruption losses sustained by owners or occupants of damaged property; or
2. The "terrorism" involves the actual, alleged or threatened use, release, escape, dispersal, application and or existence of:
   a. Any nuclear reaction;
   b. Radioactive materials or "nuclear materials" in any form and from any source;
   c. Radionuclides;
   d. Radiation emitted from any radioactive source whether natural or manmade; and/or
   e. Electromagnetic pulses; or
3. The "terrorism" involves the actual, alleged or threatened use, release, escape, dispersal and/or application of pathogenic or poisonous chemical or "biological" materials, whether natural, manmade, living or dead.

Multiple incidents of "terrorism" that occur within a seventy-two hour period and appear to be carried out in concert or to have a related purpose or common leadership will be considered to be one incident.

DEFINITIONS - The following definitions shall apply:

1. "Terrorism" means the use or threatened use of force or violence against person or property, or commission of an act dangerous to human life or property, or commission of an act that interferes with or disrupts an electronic or communication system,

82346 (01/05)   *Archive Copy* END 12

This endorsement, effective *12:01 am*   *March 31, 2015*   forms a part of
policy number   *01-105-10-16*
issued to   *DOUBLELINE FUNDS TRUST*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

undertaken by any person or group, whether or not acting on behalf of or in any connection with any organization, government, power, authority or military force, when the effect is to intimidate, coerce or harm:

  a. A government;
  b. The civilian population of a country, state or community; or
  c. To disrupt the economy of a country, state or community.

2. "Nuclear materials" means "source material," "special nuclear material" or "by-product material." "Source material," "special nuclear material," and "by-product material" have the meanings given them in the Atomic Energy Act of 1954 or in any law amendatory thereof.

3. "Biological" materials includes all microorganisms, viruses, rickettsia, prions, nucleic acids, toxins, toxin-producing agents, and poisons produced by biological organisms.

ALL OTHER TERMS AND CONDITIONS OF THE POLICY ARE THE SAME.



_____
AUTHORIZED REPRESENTATIVE

82346 (01/05)   *END 12*
                Archive Copy

ENDORSEMENT# _13_

This endorsement, effective **12:01 am** **March 31, 2015** forms a part of
policy number **01-105-10-16**
issued to**DOUBLELINE FUNDS TRUST**

by **National Union Fire Insurance Company of Pittsburgh, Pa.**

FORMS INDEX ENDORSEMENT

The contents of the Policy is comprised of the following forms:

FORM NUMBER	EDITION DATE	FORM TITLE
41205	04/95	INVESTMENT COMPANY BLANKET BOND DEC
41206	09/84	PAGE Investment Company Blanket
89644	06/13	Bond guts ECONOMIC SANCTIONS
52133	03/07	ENDORSEMENT
MNSCPT		CALIFORNIA AMENDATORY — CANCELLATION/NONRENEWAL
MNSCPT		COMPUTER CRIME COVERAGE
MNSCPT		RIDER ERISA RIDER
MNSCPT		UNCERTIFICATED SECURITIES
99758	08/08	RIDER SEC NOTIFICATION
MNSCPT		ENDORSEMENT
101800	06/09	NOTICE OF CLAIM (REPORTING BY E-
94039	05/07	MAIL) ADDITIONAL INSURED
61289	11/94	ENDORSEMENT
82346	01/05	INSURING AGREEMENT (A) FIDELITY AMENDED RIDER
78859	10/01	STATE AMENDATORY
		INCONSISTENT UNAUTHORIZED

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.



AUTHORIZED REPRESENTATIVE

END 013

Archive Copy

78859 (10/01)   Page 1 of 1

ENDORSEMENT #14

This endorsement, effective 12:01 A.M.   April 7, 2015   forms a part of
Policy No.   01-105-10-16
Issued to: DOUBLELINE FUNDS TRUST

By   National Union Fire Insurance Company of Pittsburgh, Pa.

INCREASED LIMITS

In consideration of the additional premium of $4,158.00, it is hereby understood and agreed that effective April 7, 2015, at 12:01 AM, Item 3 of the Declarations is deleted in its entirety and replaced with the following:

ITEM 3. The Aggregate Liability of the Underwriter from the Effective Date of the Bond until April 7, 2015, at 12:01 AM shall be $11,500,000

	Single Loss Limit of Liability	Single Loss Deductible
Insuring Agreement (A) –Fidelity	$13,500,000	$0
Insuring Agreement (B) - Audit Expense	$50,000	$5,000
Insuring Agreement (C) – On Premises	$13,500,000	$50,000
Insuring Agreement (D) - In Transit	$13,500,000	$50,000
Insuring Agreement (E) - Forgery or Alteration	$13,500,000	$50,000
Insuring Agreement (F) - Securities	$13,500,000	$50,000
Insuring Agreement (G) - Counterfeit Currency	$13,500,000	$50,000
Insuring Agreement (H) - Stop Payment	$100,000	$50,000
Insuring Agreement (I) - Uncollectible Item of Deposit	$100,000	$50,000
Insuring Agreement (J) – Computer Systems	$13,500,000	$50,000
Insuring Agreement (K) – Unauthorized Signatures	$100,000	$50,000

The Aggregate Liability of the Underwriter effective April 7, 2015, at 12:01 AM to the Expiry Date of this Bond shall be $13,500,000.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.



_____
AUTHORIZED REPRESENTATIVE

MNSCPT

ENDORSEMENT #15

This endorsement, effective 12:01 A.M.   April 7, 2015   forms a part of
Policy No.   01-105-10-16
Issued to: DOUBLELINE FUNDS TRUST

By   National Union Fire Insurance Company of Pittsburgh, Pa.

ADDITIONAL INSURED ENDORSEMENT

In consideration of the premium charged for the attached bond, it is hereby agreed that:

1.   From and after the time this rider becomes effective the Insured under the attached bond are:

> DoubleLine Total Return Bond Fund
> DoubleLine Core Fixed Income
> DoubleLine Emerging Markets Fixed Income
> DoubleLine Multi-Asset Growth Fund
> DoubleLine Low Duration Bond Fund
> DoubleLine Flexible Income Fund
> DoubleLine Low Duration Emerging Markets Fixed Income Fund
> DoubleLine Floating Rate Fund
> DoubleLine Shiller Enhanced CAPE
> DoubleLine Long Duration Total Return Fund
> DoubleLine Selective Credit Fund
> DoubleLine Strategic Commodity Fund

2.   The first named Insured shall act for itself and for each and all of the Insured for all the purposes of the attached bond.

3.   Knowledge possessed or discovery made by the Corporate Risk Management Department, Internal Audit Department, or General Counsel Department, of any Insured or by any partner or officer thereof shall for all the purposes of the attached bond constitute knowledge or discovery by all the Insured.

4.   If, prior to the termination of the attached bond in its entirety, the attached bond is terminated as to any Insured, there shall be no liability for any loss sustained by such Insured unless discovered before the time such termination as to such Insured becomes effective.

MNSCPT

5.   The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the Underwriter would be liable had all such loss or losses been sustained by any one of the Insured. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss.

6.   If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named shall thereafter be considered as the first named Insured for all the purposes of the attached bond.

7.   The attached bond shall be subject to all its agreements, limitations and conditions except as herein expressly modified.



AUTHORIZED REPRESENTATIVE

MNSCPT

This endorsement, effective   *12:01 am*   *July 23, 2015*   forms a part of
policy number   *01-105-10-16*
issued to   *DOUBLELINE FUNDS TRUST*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

AUTOMATIC INCREASE IN LIMITS FOR INVESTMENT COMPANIES RIDER

In consideration of the premium charged, it is hereby understood and agreed that GENERAL AGREEMENTS, SECTION A. ADDITIONAL OFFICERS OR EMPLOYEES-CONSOLIDATION OR MERGER-NOTICE is hereby amended by adding the following subsection:

3. If an increase in Limit of Liability is required pursuant to rule 17g-1 of the Investment Company Act of 1940, due to:

    (1) the creation of a new Investment Company, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution; or

    (2) an increase in asset size of current Investment Companies covered under this Bond.

    Then the minimum required increase in Limit of Liability shall take place automatically without payment of additional premium for the remainder of the Bond Period

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.



_____
AUTHORIZED REPRESENTATIVE

MNSCPT   *END 17*

<u>ENDORSEMENT#</u>   *18*

This endorsement, effective   *12:01 am*   *July 23, 2015*   forms a part of
policy number   *01-105-10-16*
issued to   *DOUBLELINE FUNDS TRUST*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

PRIOR AWARENESS EXCLUSION FOR EXCESS LIMITS

It is agreed:

1.   If, as of 07/23/2015, any **Insured** was aware of any facts which would cause a reasonable person to assume that loss of a type covered by this bond has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, the **Underwriter** shall not be liable to make any payment under this bond for any covered loss, excess the applicable Deductible Amount, that exceeds:

    (a) in the case of Insuring Agreements A, B, C, D or E, $13,500,000, and, if applicable,

    (b) in the case of:

        (i)   (F) Securities, $13,500,000,

        (ii)   (G) Counterfeit Currency, $13,500,000,

        (iii) (J) Computer Systems, $13,500,000,

2.   Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations conditions or agreements or the attached bond other than as above stated.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.



_____
AUTHORIZED REPRESENTATIVE

MNSCPT   *END 18*

This endorsement, effective *12:01 am*   *July 23, 2015*   forms a part of
policy number   *01-105-10-16*
issued to *DOUBLELINE FUNDS TRUST*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

FORMS INDEX (AMENDED)

In consideration of the premium charged, it is hereby understood and agreed that the "Forms Index"
Endorsement is amended to include the following:

FORM NUMBER	EDITION DATE	FORM TITLE
MNSCPT		AUTOMATIC INCREASE IN LIMITS FOR INVESTMENT COMPANIES RIDER
MNSCPT		PRIOR AWARENESS EXCLUSION FOR EXCESS LIMITS
SYSLIB	01/05	FORMS INDEX (AMENDED)

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.



_____
AUTHORIZED REPRESENTATIVE

END 019



CLAIM REPORTING FORM

Issuing Company: *National Union Fire Insurance Company of Pittsburgh, Pa.*

Reported under Policy/Bond Number: *01-105-10-16*   Date: _____

Type of Coverage: D&O _____ E&O _____ Fidelity_____(complete the Fidelity Supplemental on the next page)

Insured's Name, as given on Policy Declarations (Face Page):

DOUBLELINE FUNDS TRUST
_____
_____

Contact Person: _____

Title: _____

Phone: _(_____)_____-_____Ext _____

eMail:_____@ _____

Case or Claimant Name: _____
_____

If the party involved is different from "Insured" Name (as given on Policy Declarations) state relationship:

_____

Insurance Broker/Agent: *ARTHUR J. GALLAGHER & CO. INSURANCE BROKERS OF CAL*

Address: *505 N BRAND BLVD, STE 600*

Address: *GLENDALE, CA 91203-3018*

Contact: *Kinsey Carpenter*   Phone:_____

eMail: *kinsey carpenter@ajg.com*

Send Notice of Claims to: AIG   Phone: (888) 602-5246
                              Financial Lines Claims   Fax: (866) 227-1750
                              P.O. Box 25947   Email: c-Claim@AIG.com
                              Shawnee Mission, KS 66225



CLAIM REPORTING FORM
FIDELITY SUPPLEMENTAL
(Only complete this supplemental if the Claim is being reported under Fidelity Coverage)

Issuing Company: *National Union Fire Insurance Company of Pittsburgh, Pa.*

Reported under Policy/Bond Number: *01-105-10-16*

Date of Discovery: _____ Estimated Amount of loss: _____

Cause of Loss:

Employee Dishonesty	_____	Computer Fraud	_____
Funds Transfer	_____	Robbery/Burglary	_____
ID Theft	_____	Forgery	_____
Client Property	_____	In Transit	_____
ERISA	_____	Credit Card Forgery	_____
Other	_____	if Other, describe:	_____

Send Notice Of Claims To: AIG   Phone: (888) 602-5246
                                      Financial Lines Claims   Fax: (866) 227-1750
                                        P.O. Box 25947   Email: c-Claim@AIG.com
                                        Shawnee Mission, KS 66225

Archive Copy Centralized Customer Link and Information Management

FIDELITY BOND AGREEMENT

This Agreement (the "Agreement") dated March 25, 2010, and as amended on August 25, 2010, is made by and among each series of DoubleLine Funds Trust (the "Trust") specified in Schedule A, as amended from time to time, to this Agreement (each a "Fund" and together the "Funds").

WITNESSETH:

WHEREAS, the Trust is an open-end management investment company registered under the Investment Company Act of 1940, as amended (the "1940 Act"); and

WHEREAS, the Funds jointly hold a fidelity bond required by the 1940 Act and Rule 17g-1 promulgated thereunder under which the Funds are named insureds; and

WHEREAS, Rule17g-1 under the 1940 Act requires that the named insureds under such a bond enter into an agreement with respect to certain matters;

NOW, THEREFORE, in consideration of the premises and the terms and provisions hereinafter set forth, the parties hereto agree as follows:

1.   Description of Bond. A fidelity bond has been issued by the issuer named in Schedule B of this Agreement that designates the Funds as named insureds (the "Bond"). The issuer or the amount of the Bond may change or be adjusted from time to time, and any change in the issuer shall be reflected in Schedule B to this Agreement, as amended from time to time.

2.   Minimum Recovery. In the event recovery is received under the Bond as a result of loss sustained by one or more of the Funds, each Fund shall receive an equitable and proportionate share of the recovery which shall be at least equal to the amount which each Fund would have received had it provided and maintained a single insured bond with the minimum coverage required by Rule 17g-1(d)(1) under the 1940 Act.

3.   Term. The terms of this Agreement shall commence on the date hereof and shall terminate upon the termination or cancellation of the Bond or upon notice from any party hereto.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed on August 25, 2011.

DOUBLELINE FUNDS TRUST, on behalf of each Fund specified in Schedule A

By: /s/ Ronald R. Redell
     Name: Ronald R. Redell
     Title: President

SCHEDULE A
(as amended on [   ], 2015 to add DoubleLine Strategic Commodity Fund)

Funds

DoubleLine Total Return Bond Fund
DoubleLine Core Fixed Income Fund
DoubleLine Emerging Markets Fixed Income Fund
DoubleLine Multi-Asset Growth Fund (including DoubleLine Cayman Multi-Asset Growth Fund I Ltd.)
DoubleLine Low Duration Bond Fund
DoubleLine Floating Rate Fund
DoubleLine Shiller Enhanced CAPE®
DoubleLine Flexible Income Fund
DoubleLine Low Duration Emerging Markets Fixed Income Fund
DoubleLine Selective Credit Fund
DoubleLine Long Duration Total Return Bond Fund
DoubleLine Strategic Commodity Fund (including DoubleLine Strategic Commodity Ltd.)

SCHEDULE B

<u>Issuer</u>

National Union Fire Insurance Company of
Pittsburgh, PA

Approval of Fidelity Bond

RESOLVED, that the form, terms and provisions of the Fidelity Bond issued by National Union Fire Insurance Company of Pittsburgh with a term of March 31, 2015 to March 31, 2016 (the "Fidelity Bond") naming the Trust and each DFT Fund, including the Fund, as insured parties (the "Insured Parties"), in substantially the form previously presented to the Board of Trustees and with such changes as may be deemed necessary by the officers of the Trust, upon the advice of counsel, be and they hereby are, approved by the full Board of Trustees; and it is

RESOLVED FURTHER, that the amount of the fidelity bond coverage is approved after consideration of all factors deemed relevant by the Board of Trustees, including, but not limited to, the existing and projected value of the aggregate assets of the DFT Funds to which any covered person may have access, the amount of the premium for such bond, the type and terms of the arrangements made for the custody and safekeeping for such assets, and the nature of the securities held by each DFT Fund; and it is

RESOLVED FURTHER, that the form, terms and provisions of the Fidelity Bond Agreement by and among the Insured Parties for the purpose of allocating recoveries under the Fidelity Bond in compliance with Rule 17g-1 under the 1940 Act, in substantially the form presented at this Meeting, and with such changes as may be deemed necessary or appropriate by the officers of the Trust, upon the advice of counsel, be, and they hereby are, approved; and it is

RESOLVED FURTHER, that the endorsements made by National Union Fire Insurance Company of Pittsburgh dated as of July 23, 2015 relating to the Fidelity Bond for DFT, be, and they hereby are, ratified, confirmed, and approved in all respects; and it is

RESOLVED FURTHER, that subject to the ratification of the Board of Trustees, the officers of the Trust be, and hereby are, authorized to increase the amount of such bond as may be necessary to satisfy the requirements of Rule 17g-1(d) under the 1940 Act; and it is

RESOLVED FURTHER, that any officer of the Trust be, and each of them hereby is, authorized, empowered and directed to make the filings and give the notices required by Rule 17g-1 under the 1940 Act, and to make any other filings necessary or advisable in connection with the Fidelity Bond and to take all actions deemed necessary or advisable to carry out the intent of the foregoing resolutions; and it is

RESOLVED FURTHER, that the portion of the premium to be paid by each DFT Fund in respect of the Fidelity Bond, taking all relevant factors into consideration including, but not limited to, the number of the other parties named as insured, the nature of the business activities of such other parties, the amount of the joint insured bond, and the amount of the premium for such bond, the ratable allocation of the premium among all parties named as insured, and the relationship of the share of the premium allocated to each DFT Fund to the premium such DFT Fund would have had to pay if it had provided and maintained a single insured bond, be and it hereby is, approved by the full Board of Trustees, and by a separate vote of a majority of the Independent Trustees.

A premium in the amount of $45,481 was paid for $15,000,000 of Fidelity Bond coverage. Fidelity Bond Policy covers the period March 31, 2015 to March 31, 2016.